UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

SIRIUSPOINT LTD.

(Name of Issuer)

Common Shares, par value $0.10 per share

(Title of Class of Securities)

G8192H106

(CUSIP Number)

Cheryl Li, General Counsel

CMIG International Holding Pte. Ltd.

3 Temasek Avenue

Centennial Tower, #17-10, Singapore 039190

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8192H106

1	NAMES OF REPORTING PERSONS CMIG International Holding Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,712,069 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,712,069 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,712,069 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 20,991,337 Common Shares issuable upon the exercise of the Warrants (as defined below). See the discussion in Item 4 below.
(2)

Pursuant to the Investor Rights Agreement (as previously defined in Item 6 of the Schedule 13D), the Reporting Persons’ voting power in the Issuer will be capped at 9.9%, in accordance with the terms described in the Investor Rights Agreement and the Bye-laws of the Issuer.

(3)

Based on 161,866,867 Common Shares outstanding as of October 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2024, plus 20,991,337 Common Shares issuable upon the exercise of the Warrants held by CM Bermuda.

SCHEDULE 13D

CUSIP No. G8192H106

1	NAMES OF REPORTING PERSONS CM Bermuda Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 66,712,069 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 66,712,069 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,712,069 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 20,991,337 Common Shares issuable upon the exercise of the Warrants (as defined below). See the discussion in Item 4 below.
(2)

Pursuant to the Investor Rights Agreement (as previously defined in Item 6 of the Schedule 13D), the Reporting Persons’ voting power in the Issuer will be capped at 9.9%, in accordance with the terms described in the Investor Rights Agreement and the Bye-laws of the Issuer.

(3)

Based on 161,866,867 Common Shares outstanding as of October 25, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 31, 2024, plus 20,991,337 Common Shares issuable upon the exercise of the Warrants held by CM Bermuda.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the common shares (the “Common Shares”) and warrants to purchase Common Shares (“Warrants”) of SiriusPoint Ltd., a Bermuda exempted company limited by shares (the “Issuer” or the “Company”), and amends the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (“SEC”) on March 8, 2021, as amended by Amendment No. 1 filed on November 22, 2024 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

This Amendment No. 2 is filed solely to correct an inadvertent error in the percentage of the Issuer’s outstanding shares reported as beneficially owned by the Reporting Persons in Amendment No. 1, and not as a result of any transaction in the securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5(a) in Amendment No .1 is hereby amended and restated as follows:

(a) On the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own, in the aggregate, approximately 36.5% of the Common Shares outstanding. The calculation of the percentage of Common Shares beneficially owned by the Reporting Persons are based on the 161,866,867 Common Shares outstanding as of October 25, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q, which was filed with the SEC on October 31, 2024, plus 20,991,337 Common Shares issuable upon the exercise of the Warrants held by CM Bermuda.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2024

CMIG INTERNATIONAL HOLDING PTE. LTD.

By:	/s/ Saw Meng Tee
	Name:	Saw Meng Tee
	Title:	Director

CM BERMUDA LIMITED

By:	/s/ Li Hang, Cheryl
	Name:	Li Hang, Cheryl
	Title:	Director

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